FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2008

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On September 18, 2008, Jazz Technologies Announces Stockholders Approved Merger Agreement With Tower Semiconductor. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

JAZZ TECHNOLOGIES ANNOUNCES STOCKHOLDERS APPROVED MERGER AGREEMENT WITH
TOWER SEMICONDUCTOR

NEWPORT BEACH, Calif. and MIGDAL HAEMEK, Israel, September 18, 2008 – Jazz Technologies (AMEX: JAZ), a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions, today announced that at a special stockholders’ meeting held today, its stockholders voted in favor of the approval and adoption of the Agreement and Plan of Merger and Reorganization with Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM). Jazz reported that approximately 66.1% of Jazz’s outstanding shares of common stock voted to approve the merger agreement, which exceeded the majority vote required for adoption of the agreement, and less than 1% of Jazz’s outstanding shares of common stock voted against approval of the merger agreement. Under the terms of the agreement, Tower will acquire all of the outstanding shares of Jazz in a stock-for-stock transaction.

About Jazz Technologies and Jazz Semiconductor
Jazz Technologies™ (AMEX:JAZ) is the parent company of Jazz Semiconductor®, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company’s broad process portfolio includes specialty technologies such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Jazz also offers world-class design enablement tools to speed customers’ time from design to revenue production. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. (NASDAQ:TSEM) (TASE:TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. The merger is subject to completion of customary closing conditions. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority, and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower Semiconductor:	Jazz Technologies:
Limor Asif	Melinda Jarrell
+972-4-650 6936	949/435-8181
limoras@towersemi.com	melinda.jarrell@jazzsemi.com

Tower Investor Relations Contact:	Jazz Investor Relations Contact:
Ryan Bright	Linda Rothemund
972/239-5119 ext. 159	415/445-3236
rbright@sheltongroup.com	linda@marketstreetpartners.com